Exhibit 99.1

Grupo Financiero Galicia S.A.

CUIT: 30-70496280-7

NOTICE OF SHAREHOLDERS’ MEETING

All shareholders of Grupo Financiero Galicia S. A. (the “Company”) are invited to the Ordinary and Extraordinary Shareholders’ Meeting to be held on April 26, 2016, at 11:00 AM (first call), at Tte. Gral. Juan D. Perón 430, Basement-Auditorium, Buenos Aires (not the Company’s registered office), with the following AGENDA:

1° Appointment of two shareholders to sign the minutes.

2° Examination of the business affairs of our controlled company Banco de Galicia y Buenos Aires S.A. and the position to be adopted by Grupo Financiero Galicia S.A. over those certain issues to be dealt with at the next shareholders’ meeting of Banco de Galicia y Buenos Aires S.A.

3° Examination of the Balance Sheet, Income Statement, and other documents as set forth by Section 234, subsection 1 of the Law of Commercial Companies and the Annual Report and Report of the Supervisory Syndics’ Committee for the 17th fiscal year ended December 31, 2015.

4° Treatment to be given to the financial results and dividend distributions of the fiscal year ended December 31, 2015.

5° Approval of the Board of Directors and Supervisory Syndics’ Committee’s respective performances.

6° Supervisory Syndics’ Committee’s compensation.

7° Board of Directors’ compensation.

8° Granting of authorization to the Board of Directors to make advance payments of directors fees during the fiscal year beginning on January 1, 2016 ad-referendum of the shareholders’ meeting that considers the documentation corresponding to said fiscal year.

9° Election of three syndics and three alternate syndics for respective one-year office terms.

10° Determination of the number of directors and alternate directors and, if appropriate, election thereof for the term established by the Company’s bylaws until reaching the number of directors determined by the Shareholders’ meeting.

11° Compensation of the independent accountant certifying the Financial Statements for fiscal year 2015.

This constitutes an unofficial English translation of the original Spanish document. The Spanish document shall govern all respects, including interpretation matters.

Grupo Financiero Galicia S.A.

CUIT: 30-70496280-7

12° Appointment of the independent accountant and alternate accountant to certify the Financial Statements for fiscal year 2016.

13° Delegation of the necessary powers to the Board of directors and/or sub-delegation to one or more of its members and/or to one or more members of the Company’s management and/or to whom the Board of Directors designates in order to determine the terms and conditions of the Global Program for the issuance of simple, short, mid-and/or long term Notes, not convertible into shares and the Notes that will be issued under the same Program.

According to current regulations it is necessary to state that during the fiscal year 2015 there have been no circumstances to those included in Section 71 of Law 26,831 (Ley de Mercado de Capitales).

Notes:

1.	Shareholders are hereby notified that in order to attend the Meeting, they must deliver a certification evidencing their book-entry shares, as issued by Caja de Valores S.A., on or before April 20, 2016 (from 10:00 a.m. to 4:00 p.m.), at Tte. Gral. Juan D. Perón 430, 25th Floor, Buenos Aires, so that the shares can be registered in the Meeting’s Attendance Record Book.

2.	When considering item 4 of the agenda, the shareholders´ meeting shall be treated as extraordinary.

3.	Shareholders are hereby reminded that the Argentine National Securities Commission requires compliance with the procedures set forth in Chapter II, Title II of its regulations comprised on (N.T.2013).

Pedro A. Richards
Attorney in law

This constitutes an unofficial English translation of the original Spanish document. The Spanish document shall govern all respects, including interpretation matters.

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